25 March 2002

02 APR 16 AM 11:36

TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02028447

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

SUPPL

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/16

SEVERN TRENT
PRE-CLOSE PERIOD TRADING STATEMENT **25 March 2002**

Severn Trent is starting its usual analysts' meetings ahead of the close period prior to the announcement of results for the year ending 31 March 2002. In these meetings, the following information will be provided.

The Board considers that the overall performance of the Group in 2001/02 has been satisfactory. Severn Trent Water has outperformed its regulatory targets for gross opex efficiencies although there are offsetting cost pressures. The Board has been encouraged by OFWAT's expressed concern about the current discount of share prices to underlying asset values. Biffa has now completed the integration of UK Waste, delivering synergies, which are ahead of the target rate of £15m in a full year. As anticipated in our half-year announcement in December 2001, the second half of the financial year just ending has seen a clear weakening in the US economic environment, which has impacted Severn Trent Services, and also some signs of a slowdown in the UK. However, during 2001/02 the Group has benefited from lower UK interest rates.

The Group's results for the year ending 31 March 2002 will be announced on 11 June 2002.

Footnotes:

1 In accordance with good practice, Severn Trent has decided to adopt the policy of making a pre-close period trading statement. Such statements will be issued around the end of March and the end of September each year. This, therefore, is the first such pre-close period trading statement.

2 It is expected that there will be analyst meetings over the next 2 weeks ahead of the close period prior to the announcement of the Group's results for the year ending 31 March 2002. In addition, as part of our normal pre-planned programme, there will be US institutional meetings during this week.

Enquiries:

Robert Walker Group Chief Executive	Severn Trent	0121 722 4775
Alan Perelman Group Finance Director	Severn Trent	0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent	0121 722 4310
Simon Holberton	Brunswick Group	020 7404 5959

Ends